The Southern Company (SO)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278
Shareholder, The Southern Company
Shareholder Alert
Proposal 4 is the most important item on the ballot!

It is time to tell Donald James, the Chairman of the The Southern Company Corporate Governance Committee, to get serious about passing proposal 4  – the most important item on the ballot:

Item 4
Approve an Amendment to the Certificate of Incorporation to Reduce the Supermajority Vote Requirement to a Majority Vote

Item 4 is the most important item on the ballot because it is the only management item on the ballot that might not obtain the necessary votes.
Due to the antiquated corporate governance of The Southern Company this item needs 67% of the vote from every last share of Southern Company stock in the attic.
A share that is not voted is the same as a share that votes no.

Mr. James needs a wake-up call. What is the excuse for The Southern Company to obtain  failed votes on similar proposals in 2016, 2017 and 2013?
One can be almost sure that if an executive pay proposal was about to fail by a narrow margin that somehow the deficit would be eliminated.

It would be egg-on-the-face of the Board and Mr. James if The Southern Company would stand in front of shareholders at the May 22, 2019 annual meeting at the lush setting of The Lodge Conference Center at Callaway Gardens, Pine Mountain, Georgia and announce a 4th consecutive failure on this important type of proposal.

Apparently Mr. James can be contacted through:
corpgov@southerncompany.com

If Against votes are cast in regard to Mr. James then perhaps he will feel incentivized to avoid a 4th consecutive failure on this important type of proposal.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4  by following the instructions provided in the management proxy mailing.